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KENNETH E. YOUNG ken.young@dechert.com +1 212 698 3854 Direct +1 212 698 0452 Fax

June 12, 2025

VIA EDGAR

Brian Szilagyi

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AB Private Credit Investors Corporation (File No. 814-01196)

Dear Mr. Szilagyi:

On behalf of AB Private Credit Investors Corporation (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on May 14, 2025 regarding the Fund’s annual report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 31, 2025 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K.

1.	Comment:	Please discuss in correspondence how the Fund met the disclosure requirements for the Item 303(b)(3) of Regulation S-K.

	Response:	The Fund respectfully advises the Staff that the disclosure under the heading “Critical Accounting Policies” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-K is intended to satisfy the disclosure requirements of Item 303(b)(3) of Regulation S-K. The Fund discloses, with respect to each of its critical accounting estimates disclosed in the Form 10-K, “the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available,” including with respect to the Fund’s valuation of investments, revenue recognition, management and incentive fees and federal income taxes. Notwithstanding the foregoing, in future Exchange Act periodic reports, the Fund advises the Staff that it expects to revise the relevant portion of its Management’s Discussion and Analysis of Financial Condition and Results of Operations section to more clearly label the disclosure as relating to its critical accounting estimates and to provide additional quantitative disclosure, where appropriate, regarding such critical accounting estimates for the applicable period to the extent that such information is material and reasonably available.

2.	Comment:	The Fund is required to ensure that all financial data included in its filings are properly tagged using the standardized iXBRL taxonomy. Specifically, the Fund should be utilizing tags such as “us-gaap:NetInvestmentIncome”, “us-gaap:InvestmentIncomeOperatingAfterExpenseAndTax”, and “us-gaap:InvestmentOwnedAtCost” rather than any nonstandard or incorrect tags currently being used. Additionally, the Fund should adhere to the appropriate iXBRL structure, including the use of correct members and axes, such as “us-gaap:Investment, Unaffiliated Issuer[Member]”. Please correct these issues in all future filings to ensure compliance with regulatory requirements.

	Response:	The Fund respectfully advises the Staff that in future filings the Fund will revise the referenced tags and iXBRL structure as requested by the Staff.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3854.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

Cc:	J. Brent Humphries

Wesley Raper

AB Private Credit Investors Corporation

Daniel Mozes

Paul S. Stevens

Dechert LLP